SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 16, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 16, 2012 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, May 14, 2012

To

The Buenos Aires Stock Exchange

Re.: Relevant Information (Art. 23)

Dear Sirs,

We do hereby inform you that we have requested Comisión Nacional de Valores ("CNV") for an extension to submit the Financial Statements as of March 31, 2012 because YPF INVERSORA ENERGÉTICA S.A., a company controlled by YPF S.A., shareholder together with BG Inversiones Argentinas S.A., of GAS ARGENTINO SA (holder of 70% of MetroGAS' shares) has requested the postponement of the Board meetings until the end of May, in consideration of the extraordinary situation undergone by YPF S.A.

On May 14, 2012, CNV granted a thirty (30) running-day extension for the Submission of Metrogas' Financial Statements as of March 31, 2012.

Yours sincerely.

______________

Magdalena Gonzalez Garaño

Market Relations